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                                                                    EXHIBIT 99.1
                                                           [English Translation]
                                                               December 27, 2002

                                               CORPORATE DISCLOSURE UPON REQUEST


                              HANARO TELECOM, INC.
           Clarification on Consolidation with Korea Thrunet Co., Ltd.


Hanaro Telecom, Inc. agrees that it is in discussions with Korea Thrunet Co., Ltd. ("Thrunet") regarding a possible acquisition of a majority stake in Thrunet. However, there have not been any substantial developments such as the signing of an agreement or any discussions concerning a consolidation between the two companies. Any material development on this issue will be promptly announced going forward.